

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2014

Via E-mail
David Harrell
Chief Executive Officer
OptimizeRx Corp.
400 Water Street, Suite 200
Rochester, MI 48307

> **Re:** **OptimizeRx Corp.**
> **Registration Statement on Form S-1**
> **Filed April 11, 2014**
> **File No. 333-195210**

Dear Mr. Harrell:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page, page 2

1. You refer to yourself as an emerging growth company, but you had a Form S-1 declared effective on February 12, 2009 and have been a reporting company since that time. If any sales of common equity were made pursuant to that registration statement on or before December 8, 2011, you do not appear to qualify as an emerging growth company. Please advise. For additional guidance, please consider Question 2 of our JOBS Act FAQs, available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

2. Please expand the cover page to clarify that 804,139 of the shares being offered are issuable upon the exercise of warrants held by the two placement agents who participated in your March 2014 private placement. It appears you should file the warrant agreements with the placement agents pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Part II

Item 17. Undertakings, page 39

3.   It appears you are required to include the undertakings found in Item 512(a)(5)(ii) of
        Regulation S-K. Please revise or advise.

Signatures, page 40

4.   Please revise to include the signature of your controller or principal accounting officer.
        Please note that if a person signed your registration statement in more than once capacity,
        each such capacity must be indicated. See Instructions 1 and 2 to Signatures of
        Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the federal
    securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written
request for acceleration of the effective date of the registration statement as confirmation of the
fact that those requesting acceleration are aware of their respective responsibilities under the
Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
        Scott Doney, Esq.
        Cane Clark, LLP